Exhibit 99.1

Scinai Announces Expanded Israel Innovation Authority Support for Robotic Aseptic Fill & Finish Platform

JERUSALEM, Feb. 25, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI);(“Scinai”, or the “Company”), today announced that, following an additional review by the Israel Innovation Authority (IIA), its project to advance a robotic aseptic fill & finish platform has been approved for expanded support.

With this update, Scinai is now utilizing the full approved grant budget for the program, totaling NIS 5 million over two years, approximately 66% of which is non-dilutive funding.

The program supports the acquisition and validation of a fully automated, versatile robotic-arm aseptic fill & finish system designed to align with EU GMP Annex 1 standards. Validation of the system is targeted for completion in the third quarter of 2026.

The investment forms part of Scinai’s broader strategy to expand and modernize its CDMO capabilities following the recent acquisition of Recipharm Israel Ltd. and the signing of a strategic commercial collaboration agreement with Recipharm. Together, the Jerusalem biologics facility and the newly acquired Yavne small-molecule site establish an integrated two-site development and manufacturing platform, while the Recipharm collaboration provides a defined pathway for clients to graduate from early clinical development to late-stage and commercial manufacturing within Recipharm’s global network.

Robotic aseptic processing significantly reduces human intervention in sterile manufacturing, enhances reproducibility, and strengthens contamination control. The system is expected to expand Scinai’s clinical manufacturing capabilities at its Jerusalem site and further reinforce its positioning as a technology-driven CDMO partner for emerging biotech companies.

“The expanded support from the Israel Innovation Authority strengthens our ability to invest in next-generation sterile manufacturing capabilities while maintaining disciplined capital allocation,” said Amir Reichman, Chief Executive Officer of Scinai. “Following the Recipharm Israel acquisition and the launch of our commercial collaboration framework, we are focused on scaling our two-site CDMO platform and enhancing the technological depth of our biologics offering. Maximizing non-dilutive funding remains a core component of that strategy.”

Elad Mark, Chief Operating Officer of Scinai, added: “The robotic aseptic fill and finish platform represents a significant step forward in our sterile manufacturing capabilities. Automated aseptic processing reduces operator intervention, enhances batch consistency, and strengthens contamination control in alignment with EU GMP Annex 1 requirements. This investment enhances our ability to support complex biologics programs and aligns with the broader expansion of our development and manufacturing footprint.”

The Company is monitoring the anticipated launch of a potential new IIA program intended to support industrial CAPEX investments, which would be subject to approval of Israel’s 2026 state budget and formal announcement by the Authority. Subject to the availability of such non-dilutive support, Scinai would evaluate opportunities to further enhance capabilities at its Yavne small-molecule site in alignment with its CDMO expansion strategy.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company operating a contract development and manufacturing organization (CDMO) alongside a focused immunology R&D pipeline.

The Company’s wholly owned CDMO unit provides fee-for-service development and manufacturing solutions to biotech and pharmaceutical companies. It operates two sites in Israel: a biologics development and clinical manufacturing facility in Jerusalem and a small-molecule API development and GMP manufacturing site in Yavne.

The CDMO supports external clients from preclinical development through Phase I/II clinical supply, including biologics process development, analytical method development, sterile fill and finish, clinical cGMP manufacturing, and small-molecule API process development and optimization, analytical methods development and GMP production.

Through a strategic commercial collaboration agreement with Recipharm, Scinai offers clients a defined pathway from early clinical development to late-stage and commercial manufacturing within Recipharm’s global network. This structure enables continuity of development, streamlined tech transfer, and reduced scale-up risk as programs advance.

The CDMO unit engages with early-stage and emerging biotech companies and mid-size pharmaceutical companies outsourcing early development programs.

In parallel, Scinai is advancing, through its R&D unit, a focused immunology pipeline, including PC111, a first-in-class anti-FasL monoclonal antibody targeting orphan dermatologic indications, and next-generation NanoAb-based programs in inflammation. The Company is seeking strategic partnerships, co-development agreements, and regional licensing opportunities to advance selected programs toward clinical validation.

Company website: www.scinai.com

Company Contacts

Investor Relations - Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com
Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements include statements regarding, among other things, the expected benefits of the Share Purchase Agreement and Commercial Collaboration Agreement with Recipharm, the anticipated expansion and scaling of the Company’s CDMO platform, the expected validation and timing of the robotic aseptic fill and finish system, the anticipated benefits of robotic aseptic processing, potential future participation in Israel Innovation Authority programs, and the Company’s strategic and capital allocation plans. Words such as “expects,” “intends,” “plans,” “believes,” “may,” “will,” “anticipates,” “estimates,” “targets,” and similar expressions are intended to identify forward-looking statements.

These statements are based on current expectations and assumptions and are subject to a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation: the risk that the expected benefits of the Share Purchase Agreement and Commercial Collaboration Agreement will not be realized; the risk that the Company will not successfully integrate or expand its CDMO operations; delays or challenges in the validation or commercialization of the robotic aseptic fill and finish system and its resulting effect on Scinai’s clinical manufacturing capabilities; failure to obtain, or delays in obtaining, grants or other non-dilutive funding, including under the EU STEP program or potential Israel Innovation Authority programs; lower than anticipated revenues from the CDMO business; failure to secure new client agreements; risks relating to the Company’s ability to maintain compliance with Nasdaq continued listing requirements; risks associated with the Company’s need for additional capital; risks related to research and development activities, including delays in or unsuccessful results from preclinical or clinical studies; regulatory risks; and general market and economic conditions.

More detailed information regarding these and other risks and uncertainties is included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 7, 2025, and in the Company’s subsequent filings with the SEC.

Forward-looking statements speak only as of the date of this press release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.

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